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                           June 22, 2022

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No. 2 Guang Hua Road
       Chaoyang District, Beijing
       People   s Republic of China, 100026

                                                        Re: Ucommune
International Ltd
                                                            Amendment No. 7 to
Registration Statement on Form F-1 on Form F-3
                                                            Filed May 19, 2022
                                                            File No. 333-257664

       Dear Mr. He:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 7 to Form F-1 on Form F-3 filed May 19, 2022

       Cover Page

   1. We note your disclosure in response to comment 3. Where you describe how cash is transferred through
your organization:

                                                              Both on the cover
page and in the summary, please clarify the source of your
                                                            "internal cash
management policies." For example, disclose whether these policies were established by
the board of each relevant company;
 Zhuangkun He
Ucommune International Ltd
June 22, 2022
Page 2

                Both on the cover page and in the summary, where you discuss how cash may be transferred among entities within your group, clarify the source of your rules on cash flow among entities/operations. For example, disclose whether these policies are contained in the relevant VIE agreement (including the Business Operations
              Agreement, Equity Pledge Agreement, and Powers of Attorney), and identify the relevant VIE agreements to which they are a part.

                We note on page 7 that the PRC subsidiaries may pay dividends to their shareholders, which are the Parent's subsidiaries incorporated in Hong Kong. Revise the cover page and page 7 to clarify the source of this ability;

                Revise the cover page to disclose the requirement to obtain SAFE approval, as is currently disclosed on page 7; and

                Revise the cover page to disclose that each of the PRC subsidiaries and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, as is currently disclosed on page 7.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 if you
have any questions.



FirstName LastNameZhuangkun He                                   Sincerely,
Comapany NameUcommune International Ltd
                                                                 Division of
Corporation Finance
June 22, 2022 Page 2                                             Office of
Trade & Services
FirstName LastName